Filed Pursuant to Rule 424(b)(5)
Registration No. 333-65244
PROSPECTUS SUPPLEMENT
(To Prospectus dated October 9, 2001)

$250,000,000
Lennar Corporation
Senior Floating-Rate Notes due 2009

          We will pay interest on the Senior Floating-Rate Notes due 2009 quarterly on March 19, June 19, September 19 and December 19 of each year, beginning on June 19, 2004. Interest on the Notes will be reset on each interest payment date, beginning on June 19, 2004, based on the 3 Month LIBOR Rate plus 0.75% per year. The Notes will mature on March 19, 2009.

      We may redeem the Notes on any interest payment date on or after March 19, 2006, in whole or in part, as described in this prospectus supplement under the caption “Description of the Notes — Redemption at Our Option.” The Notes do not have the benefit of any sinking fund. The Notes are our senior unsecured and unsubordinated obligations and rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. Substantially all of our subsidiaries, other than finance company subsidiaries, will guarantee the Notes. However, our current subsidiaries formed or acquired after October 9, 2001 will not become guarantors unless and until their guarantees are registered under the Securities Act of 1933, as amended.

      Investing in the Notes involves risks. See “Risk Factors” beginning on page S-5.

	Per Note	Total

Public Offering Price (1)	100.000%	$250,000,000

Underwriting Discount	0.500%	$1,250,000

Proceeds to Us (before expenses)(1)	99.500%	$248,750,000

(1)	Plus accrued interest, if any, from March 19, 2004, if settlement occurs after that date.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      We expect the Notes will be ready for delivery only in book-entry form through the facilities of The Depository Trust Company on or about March 19, 2004.

Joint Book-Running Managers

Banc of America Securities LLC

Deutsche Bank Securities

Senior Co-Manager

Banc One Capital Markets, Inc.

Comerica Securities

Credit Lyonnais Securities (USA)

SunTrust Robinson Humphrey

Wachovia Securities

The date of this Prospectus Supplement is March 12, 2004.

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not, and the underwriters are not, offering these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

FORWARD-LOOKING INFORMATION

      Some of the statements contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the prospectus supplement and the accompanying prospectus are “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. By their nature, forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those which the statements anticipate. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They contain words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “may,” “can,” “could,” “might,” “guidance,” “goal,” “visibility,” and other words or phrases of similar meaning in connection with any discussion of future operating or financial performance. Factors which may affect our results include, but are not limited to, changes in general economic conditions, the market for homes and prices for homes generally and in areas where we have developments, the availability and cost of land suitable for residential development, materials prices, labor costs, interest rates, consumer confidence, competition, terrorist acts or other acts of war, environmental factors and government regulations affecting our operations. Our reports filed with the Securities and Exchange Commission and the section of this prospectus supplement captioned “Risk Factors,” which begins on page S-5, contain further discussions of these and other risks and uncertainties applicable to our business.

SUMMARY

The Company

      We are one of the nation’s largest homebuilders and a provider of financial services. Our homebuilding operations include the sale and construction of single-family attached and detached homes, as well as the purchase, development and sale of residential land directly and through our unconsolidated partnerships. Our financial services subsidiaries provide mortgage financing, title insurance, closing services and insurance agency services for both buyers of our homes, and others, and sell the loans they originate in the secondary mortgage market. These subsidiaries also provide high-speed Internet access, cable television and alarm installation and monitoring services to residents of communities we develop and others.

      The following is a summary of our growth history:

1954 —	Founded as a Miami homebuilder.

1969 —	Began developing, owning and managing commercial and multi-family residential real estate.

1971 —	Completed initial public offering.

1972 —	Entered the Arizona homebuilding market.

1991 —	Entered the Texas homebuilding market.

1992 —	Materially expanded our commercial operations by acquiring, through a joint venture, an AmeriFirst portfolio of loans, mortgages and properties from the Resolution Trust Corporation.

1995 —	Entered the California homebuilding market through the acquisition of Bramalea California, Inc.

1996 —	Expanded in California through our acquisition of Renaissance Homes, Inc., significantly expanded our operations in Texas with the acquisition of the assets and operations of both Houston-based Village Builders and Friendswood Development Company and acquired Regency Title in Texas.

1997 —	Completed spin-off of our commercial real estate investment business to LNR Property Corporation. We continued our expansion in California through homesite acquisitions and unconsolidated partnership investments. We also acquired Pacific Greystone Corporation, which further expanded our operations in California and Arizona and brought us into the Nevada homebuilding market.

1998 —	Acquired the properties of two California homebuilders, ColRich Communities and Polygon Communities, acquired a Northern California homebuilder, Winncrest Homes, and acquired North American Title with operations in Arizona, California and Colorado.

1999 —	Acquired Eagle Home Mortgage with operations in Nevada, Oregon and Washington and with operations in Arizona, California and Colorado Southwest Land Title in Texas.

2000 —	Acquired U.S. Home Corporation, which expanded our operations into New Jersey, Maryland/ Virginia, Minnesota, Ohio and Colorado and strengthened our position in other states, and expanded our title operations in Texas through the acquisition of Texas Professional Title.

2002 —	Acquired Patriot Homes, Sunstar Communities, Don Galloway Homes, Genesee Company, Barry Andrews Homes, Cambridge Homes, Pacific Century Homes, Concord Homes and Summit Homes, which expanded our operations into the Carolinas and the Chicago, Baltimore and Central Valley, California homebuilding markets and strengthened our position in several of our established markets. We also acquired Sentinel Title with operations in Maryland and Washington, D.C.

2003 —	Acquired Seppala Homes and Coleman Homes which expanded our operations in South Carolina and California. We also acquired Mid America Title in Illinois.

2004 —	Acquired The Newhall Land and Farming Company through an entity of which we and LNR Property Corporation each owns 50%. We also expanded into San Antonio, Texas through the acquisition of substantially all the real estate assets of Connell-Barron Homes.

      Our revenues from homebuilding operations increased to $8.3 billion in fiscal 2003 from $2.8 billion in fiscal 1999, which represents a compound annual growth rate of 31%. Over the same period, our net earnings grew to $751 million from $173 million, a compound annual growth rate of 44%. We delivered 32,180 homes in fiscal 2003 compared with 27,393 homes in fiscal 2002 and 12,606 homes in fiscal 1999.

Recent Developments

      In January 2004, a company of which we own 50% (LNR Property Corporation owns the other 50%) acquired The Newhall Land and Farming Company for approximately $1 billion. The purchase price was paid with (1) approximately $200 million we contributed to the jointly-owned company, (2) approximately $200 million LNR contributed to the jointly-owned company, (3) $400 million borrowed by the jointly-owned company under $600 million of bank financing and (4) approximately $217 million from the proceeds of a sale by the jointly-owned company of Newhall income-producing properties to LNR. Newhall owns approximately 48,000 acres in California, including approximately 34,000 acres in north Los Angeles County that includes two master planned communities. In connection with the acquisition, we agreed to purchase 687 homesites, and received options to purchase an additional 623 homesites, from Newhall.

      We received 8,704 new home orders in the quarter ended February 29, 2004, which was 30% more than the 6,711 new home orders we received in the same period last year. At February 29, 2004, the dollar value of our backlog of homes under contract totaled $4.5 billion (15,798 homes), compared with $3.5 billion (13,038 homes) at February 28, 2003.

      In March 2004, we entered the San Antonio market by acquiring substantially all the real estate assets of Connell-Barron Homes.

      We are always looking at the possibility of acquiring homebuilders and other companies. We currently are engaged in discussions regarding possible acquisitions. However, we have no agreements or understandings regarding any significant transactions, and it is possible we will not enter into any significant transactions in the near future.

The Offering

      The summary below describes the principal terms of the Notes. Certain of the terms and conditions described below are subject to limitations and exceptions. The “Description of Notes” section of this prospectus supplement contains a more detailed description of the terms and conditions of the Notes.

Securities Offered	$250,000,000 aggregate principal amount of Senior Floating-Rate Notes due 2009.

Maturity Date	March 19, 2009.

Interest Payment Dates	Payable quarterly on March 19, June 19, September 19 and December 19 of each year, beginning June 19, 2004 based on the 3 Month LIBOR Rate plus 0.75% per year. The initial interest rate for the period from and including March 19, 2004 to but excluding June 19, 2004 will be set on March 19, 2004. As of March 12, 2004, the 3 Month LIBOR Rate was 1.11% and the interest rate on the Notes would have been 1.86%.

Sinking Fund	None.

Ranking	The Notes are our senior, unsecured and unsubordinated obligations and rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. The Notes are effectively subordinated to the obligations of our subsidiaries which are not guarantors and to our obligations that are secured to the extent of the security. As of February 29, 2004, we had $1.0 billion of secured indebtedness outstanding, including the borrowings to be repaid with the proceeds of this offering.

Guarantees	Substantially all of our subsidiaries, other than finance company subsidiaries, will guarantee the Notes. However, our current subsidiaries formed or acquired after October 9, 2001 will not become guarantors unless and until their guarantees are registered under the Securities Act of 1933, as amended. We have agreed to cause them to file a registration statement or join in an existing registration statement by March 31, 2004 and to use our best efforts to cause the registration to become effective as promptly as possible after that. The guarantees by our subsidiaries will be suspended during any period when they are not guaranteeing at least $75 million, in the aggregate, of our debt (other than the Notes) and debt of other guarantors.

Redemption at our Option	We may redeem any or all of the Notes on any interest payment date on or after March 19, 2006 at a redemption price equal to 100% of their principal amount plus accrued and unpaid interest to the redemption date.

Certain Indenture Provisions	The Indenture governing the Notes will contain covenants limiting our and some of our subsidiaries’ ability to create liens securing indebtedness or enter into sale and leaseback transactions. These covenants are subject to important exceptions and qualifications. See “Description of Notes — Certain Covenants.”

Use of Proceeds	We will use the net proceeds from the sale of the Notes to reduce the outstanding balance on our $296 million Term Loan B due 2008 under our senior credit facility. The interest rate on the Term Loan B at February 29, 2004 was based on the 3 Month LIBOR Rate plus 1.75% per year. See “Use of Proceeds.”

Risk Factors	Investing in the Notes involves risks. See “Risk Factors” for a description of risks you should particularly consider before investing in the Notes.

RISK FACTORS

      Investors considering an investment in the Notes should give particular consideration to the matters described in our Annual Report on Form 10-K for the fiscal year ended November 30, 2003 under the heading “Particular Factors Which Could Affect Us,” and to the following factors:

•	Because the Notes are structurally subordinated to the obligations of our subsidiaries that are not guarantors, you may not be fully repaid if we become insolvent. Substantially all of our operating assets are held by our subsidiaries. Holders of any preferred stock of any of our subsidiaries that are not guarantors and creditors of any of those subsidiaries, including trade creditors, have and will have access to the assets of those subsidiaries that are prior to those of the Noteholders. As a result, the Notes are structurally subordinated to the debts, preferred stock and other obligations of those subsidiaries.

•	Because the Notes are unsecured, you may not be fully repaid if we become insolvent. The Notes will not be secured by any of our assets or our subsidiaries’ assets. Our obligations under our $1.3 billion senior secured credit facilities, as well as our obligations under our outstanding 7 5/8% Senior Notes due 2009, are secured by a pledge of the stock of substantially all of our subsidiaries. As of February 29, 2004, we had $0.7 billion of secured indebtedness outstanding, including the borrowings to be repaid with the proceeds of this offering. If we become insolvent, the holders of any secured debt would receive payments from the assets securing it before you receive payments from sales of those assets.

•	There is no public market for the Notes, so you may be unable to sell the Notes. The Notes are new securities for which there is currently no market. Consequently, the Notes may be relatively illiquid, and you may be unable to sell your Notes. We do not intend to apply for listing of the Notes on any securities exchange or for the inclusion of the Notes in any automated quotation system.

•	Our senior secured credit facilities may prohibit us from redeeming the Notes. Our senior secured credit facilities may not permit us or our subsidiaries to make payments on any outstanding indebtedness other than regularly scheduled interest and principal payments as and when due. As a result, our senior secured credit facilities could prohibit us from making any payment on the Notes in the event that the Notes are redeemed. Any failure to pay the redemption price on the Notes would result in an event of default under the indenture governing the Notes, which in turn is likely to be a default under the senior secured credit facilities and other outstanding and future indebtedness. Therefore, we are unlikely to call the Notes for redemption at a time when we are not permitted to pay the redemption price.

•	Fraudulent conveyance considerations. Under fraudulent conveyance laws, the guarantees by our subsidiaries might be subordinated to existing or future indebtedness incurred by those subsidiaries, or might not be enforceable, if a court or a creditors representative, such as a bankruptcy trustee, concluded that those subsidiaries:

—	Received less than fair consideration for the guarantees;

—	Were rendered insolvent as a result of issuing the guarantees;

—	Were engaged in a business or transaction for which our or our subsidiaries’ remaining assets constituted unreasonably small capital;

—	Intended to incur, or believed that we or they would incur, debts beyond our or their ability to pay as those debts matured; or

—	Intended to hinder, delay or defraud our or their creditors.

      The measure of insolvency varies depending upon the law of the relevant jurisdiction. Generally, however, a company is considered insolvent if its debts are greater than the fair value of its property, or if the fair saleable value of its assets is less than the amount that would be needed to pay its probable liabilities as its existing debts matured and became absolute.

RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended November 30,

	2003	2002	2001	2000	1999

Ratio of earnings to fixed charges (1)	8.6x	6.7x	5.3x	3.5x	4.7x

(1)	For the purpose of calculating the ratio of earnings to fixed charges, “earnings” consist of income from continuing operations before income taxes plus “fixed charges” and certain other adjustments. “Fixed charges” consist of interest incurred on all indebtedness related to continuing operations (including amortization of original issue discount) and the implied interest component of our rent obligations.

      There was no preferred stock outstanding for any of the periods shown above. Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends was identical to the ratio of earnings to fixed charges.

USE OF PROCEEDS

      We expect to receive net proceeds of approximately $248.7 million from the sale of the Notes, after deducting underwriting discounts and our expenses related to this offering. We will use these net proceeds to reduce the outstanding balance of our Term Loan B due 2008 under our senior credit facility. We intend to use cash on hand to repay any balance remaining on the Term Loan B and retire that loan after the application of the net proceeds of the sale of the Notes. At February 29, 2004, the Term Loan B bore interest based on the 3 Month LIBOR Rate plus 1.75% per year and had an outstanding balance of $296 million. Affiliates of Deutsche Bank Securities Inc., Banc One Capital Markets, Inc., Comerica Securities, Inc. and Credit Lyonnais Securities (USA) Inc., each of which is an underwriter of this offering, are lenders under our Term Loan B.

CAPITALIZATION

(In thousands, except per share amounts)

      The table below shows our capitalization at November 30, 2003 and as adjusted to give effect to the issuance of the Notes (all share information, except par value, has been adjusted for our January 2004 two-for-one stock split):

	Actual	As Adjusted

Cash	$1,201,276	$1,153,926

Debt:

Revolving credit facilities	—	—

Term Loan B due 2008	296,000	—

Zero Coupon Convertible Senior Subordinated Notes due 2021 (1)	261,012	261,012

5.95% Senior Notes due 2013	344,260	344,260

7 5/8% Senior Notes due 2009	273,593	273,593

9.95% Senior Notes due 2010	301,995	301,995

Senior Floating-Rate Notes due 2009	—	250,000

Other public debt	2,367	2,367

Other debt	72,990	72,990

Total homebuilding debt	1,552,217	1,506,217

Financial services debt	734,657	734,657

Limited-purpose finance subsidiaries debt	5,812	5,812

Total debt	2,292,686	2,246,686

Stockholders’ equity:

Class A Common Stock of $0.10 par value per share, 125,328 shares issued (2)	12,533	12,533

Class B Common Stock of $0.10 par value per share, 32,508 shares issued (3)	3,251	3,251

Additional paid-in capital	1,358,304	1,358,304

Retained earnings	1,914,963	1,914,963

Unearned restricted stock	(4,301)	(4,301)

Deferred compensation plan — 534 Class A common shares and 53 Class B common shares	(4,919)	(4,919)

Deferred compensation liability	4,919	4,919

Accumulated other comprehensive loss	(20,976)	(20,976)

Total stockholders’ equity	3,263,774	3,263,774

Total capitalization	$5,556,460	$5,510,460

(1)	At November 30, 2003, the Zero Coupon Convertible Senior Subordinated Notes due 2021 were convertible into 8,970 shares of Class A common stock because the average closing price of the Company’s Class A common stock over the last twenty trading days of the fourth quarter of 2003 exceeded 110% ($32.28) of the accreted conversion price.

(2)	Does not include 8,970 shares of Class A common stock issuable upon conversion of Zero Coupon Senior Subordinated Notes due 2021, or 6,021 shares of Class A common stock issuable upon exercise of stock options which were outstanding at November 30, 2003.

(3)	Does not include 640 shares of Class B common stock issuable upon exercise of stock options which were outstanding at November 30, 2003.

S-8

DESCRIPTION OF NOTES

      We have summarized certain terms of the Notes and the Indenture in this section. This summary is not complete. The following description of the particular terms of the Notes supplements the description in the accompanying prospectus of the general terms and provisions of the debt securities. To the extent that the following description of Notes is inconsistent with that general description in the accompanying prospectus, the following description replaces that in the accompanying prospectus.

      We will issue the Notes under an Indenture dated as of December 31, 1997 between us and J.P. Morgan Trust Company, N.A. (as successor to First National Bank of Chicago, N.A.), as trustee (the “Trustee”), as supplemented by a Supplemental Indenture to be dated as of March 19, 2004 (the “Indenture”). We have filed the Indenture with the Securities and Exchange Commission. You should read the Indenture for additional information before you purchase any Notes. The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the “TIA”). Capitalized terms used but not defined in this section have the meanings specified in the Indenture. For purposes of this “Description of Notes,” “we,” “our” or “us” refers to Lennar Corporation and does not include our subsidiaries except in references to financial data determined on a consolidated basis.

General

      The Notes will be our direct, unsecured obligations and will rank equal in right of payment by us with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. The Notes will be issued in denominations of $1,000 principal amount and integral multiples of that amount and will be payable, and may be presented for registration of transfer and exchange, without service charge, at the Trustee’s office in New York, New York.

      The Notes are limited in aggregate principal amount to $250,000,000, but we may, without consent of the Holders, “reopen” the Notes series and issue additional notes at any time on the same terms and conditions and with the same CUSIP number as the Notes we offer by this prospectus supplement. The Notes will mature on March 19, 2009 and will bear interest at the 3 Month LIBOR Rate plus 0.75% per year. The interest rate on the Notes will in no event be higher then the maximum rate permitted by New York law as the same may be modified by United States law of general application. Interest on the Notes will be payable quarterly on March 19, June 19, September 19 and December 19 of each year, commencing June 19, 2004; provided that if any interest payment date (other than an interest payment date that falls on the maturity date or on a redemption date) is not a Business Day, then the interest payment date will be postponed until the first following Business Day. If the interest payment date falling on the maturity date or on a redemption date is not a Business Day, then the interest payment due on that date will be paid on the next Business Day and no additional interest will accrue.

      “Business Day” means each Monday, Tuesday, Wednesday, Thursday or Friday which is not a legal holiday in New York, New York.

      “3 Month LIBOR Rate” means the rate for deposits in U.S. dollars for the 3-month period commencing on the applicable interest reset date which appears on Telerate Page 3750 at approximately 11:00 a.m., London time, on the second London banking day prior to the applicable interest reset date. If this rate does not appear on Telerate Page 3750, the calculation agent will determine the rate on the basis of the rates at which deposits in U.S. dollars are offered by four major banks in the London interbank market (selected by the calculation agent) at approximately 11:00 a.m., London time, on the second London banking day prior to the applicable interest reset date to prime banks in the London interbank market for a period of three months commencing on that interest reset date and in a principal amount equal to an amount not less than $1,000,000 that is representative for a single transaction in such market at such time. In such case, the calculation agent will request the principal London office of each of the aforesaid major banks to provide a quotation of such rate. If at least two such quotations are provided, the rate for that interest reset date will be the arithmetic mean of the quotations, and, if fewer than two quotations are provided as requested, the rate for that interest reset date will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the calculation agent, at approximately 11:00 a.m., New York City time, on the second London banking day prior to the applicable interest reset date for loans in U.S. dollars to leading European banks for a period of three months commencing on that interest reset date and in a principal amount equal to an amount not less than $1,000,000 that is representative for a single transaction in such market at such time. A London banking day is any Business Day in which dealings in U.S. dollars are transacted in the London interbank market.

      “Telerate Page 3750” means the display page with that designation on the Moneyline Telerate, Inc. (or such other page as may replace that page on that service or any successor service as the place where the London interbank offered rates of major banks are displayed).

      The 3 Month LIBOR Rate will be reset quarterly on each interest payment date (each of these dates is called an “interest reset date”), beginning on June 19, 2004. Interest will accrue on the Notes from March 19, 2004 or from the most recent date to which interest on such Notes has been paid or duly provided for, until the principal amount of each Note is paid or duly made available for payment. We will pay interest to the persons in whose names the Notes are registered at the close of business 15 calendar days before the interest payment date; provided that the interest payable at the maturity date or on a redemption date will be paid to the person to whom principal is payable.

      The initial interest rate for the period from and including March 19, 2004 to but excluding June 19, 2004 will be set on March 19, 2004. As of March 12, 2004, the 3 Month LIBOR Rate was 1.11% and the interest rate on the Notes would have been 1.86%. Interest will be calculated on the basis of a 360-day year and the actual number of days in each quarterly interest payment period. The calculation agent will, upon the request of the holder of any Note, provide the interest rate then in effect. The calculation agent is J.P. Morgan Trust Company, N.A. until such time as we appoint a successor calculation agent. All calculations made by the calculation agent in the absence of manifest error shall be conclusive for all purposes and binding on us and the holders of the Notes. We may appoint a successor calculation agent with the written consent of the trustee.

      All percentages resulting from any calculation of the interest rate with respect to the Notes will be rounded, if necessary, to the nearest one-hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655) and 9.876544% (or .09876544) being rounded to 9.87654% (or ..09878654)), and all dollar amounts in or resulting from any such calculation will be rounded to the nearest cent (with one-half cent being rounded upwards).

      There is no sinking fund applicable to the Notes.

      In connection with the Notes, we have not agreed to any financial covenants or any restrictions on the payment of dividends or the issuance or repurchase of our securities. We have agreed to no covenants or other provisions to protect Holders (as defined below) of the Notes in the event of a highly leveraged transaction or a change in control transaction.

Redemption at Our Option

      We may, at our option, redeem the Notes in whole at any time or in part on any interest payment date from time to time, on or after March 19, 2006 on at least 30 but not more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest on the Notes being redeemed to the date of redemption.

      In determining the redemption price and accrued interest, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

      If money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed is deposited with the Trustee on or before the redemption date, on and after the redemption date interest will cease to accrue on the Notes (or such portions thereof) called for redemption and such Notes will cease to be outstanding.

S-10

The Guarantees

      Each of the guarantors will unconditionally guarantee on a joint and several basis all of our obligations under the Notes, including our obligations to pay principal, premium, if any, and interest with respect to the Notes. The guarantees will be general unsecured obligations of the guarantors and will rank pari passu with all existing and future unsecured indebtedness of the guarantors that is not, by its terms, expressly subordinated in right of payment to the guarantees or other senior Indebtedness of the guarantors. The obligations of each guarantor are limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such guarantor and after giving effect to any collections from or payments made by or on behalf of any other guarantor in respect of the obligations of such other guarantor under its guarantee or pursuant to its contribution obligations under the Indenture, will result in the obligations of such guarantor under its guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each guarantor that makes a payment or distribution under a guarantee shall be entitled to a contribution from each other guarantor in an amount pro rata, based on the net assets of each guarantor, determined in accordance with Unites States generally accepted accounting principles, or GAAP.

      The Indenture will require that each of our existing and future Subsidiaries (other than any foreign Subsidiary and any finance company Subsidiary) that guarantees any Indebtedness of us or any other Subsidiary (other than guarantees by Subsidiaries of U.S. Home Corporation (one of our Subsidiaries) solely of U.S. Home’s obligations as a guarantor under the Senior Secured Credit Facilities) be a guarantor. Current Subsidiaries formed after the effective date of the registration statement under which the Notes are being issued will not become guarantors unless and until we register their guarantees under the Securities Act of 1933, as amended. We have agreed to cause them to file a registration statement or join in an existing registration statement by March 31, 2004 and to use our best efforts to cause the registration to become effective as promptly as possible after that. The guarantee of the Notes by a Subsidiary will be suspended, and that Subsidiary will not be a guarantor and will not have any obligations with regard to the Notes, during any period when the principal amount of our (i.e. Lennar Corporation’s) obligations or any Restricted Subsidiary’s obligations with regard to our (i.e. Lennar Corporation’s) obligations, in each case other than the Notes and any other debt obligations containing provisions similar to this, that the Subsidiary is guaranteeing totals less than $75 million.

      The Indenture will provide that if all or substantially all of the assets of any guarantor or all of the capital stock of any guarantor is sold (including by consolidation, merger, issuance or otherwise) or disposed of (including by liquidation, dissolution or otherwise) by us or any of our Subsidiaries, then such guarantor or the Person acquiring such assets (in the event of a sale or other disposition of all or substantially all of the assets of such guarantor) shall be deemed automatically and unconditionally released and discharged from any of its obligations under the Indenture without any further action on the part of the Trustee or any Holder of the Notes.

Certain Covenants

      Limitation on Liens. We will not, nor will we permit any Restricted Subsidiary to, create, assume, incur or suffer to exist any Lien upon any of our or its properties, whether owned on the date of original issuance of the Notes (“Issue Date”) or thereafter acquired, unless:

•	if such Lien secures indebtedness ranking equal in right of payment with the Notes, then the Notes are secured on an equal and ratable basis with the obligation so secured until such time as such obligation is no longer secured by a Lien;

•	if such Lien secures Indebtedness which is subordinated to the Notes, then the Notes are secured and the Lien securing such Indebtedness is subordinated to the Lien granted to the Holders of the Notes to the same extent as such Indebtedness is subordinated to the Notes; or

•	such Lien is a Permitted Lien (as defined below).

      The following Liens are “Permitted Liens”:

•	Liens on property of a Person existing at the time such Person is merged into or consolidated with or otherwise acquired by us or any Restricted Subsidiary, provided that such Liens were in existence prior to, and were not created in contemplation of, such merger, consolidation or acquisition and do not extend to any assets other than those of the Person merged into or consolidated with us or any Restricted Subsidiary;

•	Liens on property existing at the time of acquisition thereof by us or any Restricted Subsidiary; provided that such Liens were in existence prior to, and were not created in contemplation of, such acquisition and do not extend to any assets other than the property acquired;

•	Liens imposed by law such as carriers’, warehouseman’s or mechanics’ Liens, and other Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

•	Liens incurred in connection with pollution control, industrial revenue, water, sewage or any similar bonds;

•	Liens securing Indebtedness representing, or incurred to finance, the cost of acquiring, constructing or improving any assets, provided that the principal amount of such Indebtedness does not exceed 100% of such cost, including construction charges;

•	Liens securing Indebtedness (A) between a Restricted Subsidiary and us, or (B) between Restricted Subsidiaries;

•	Liens incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature, in each case which are not incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property and which do not in the aggregate impair in any material respect the use of property in the operation of our business taken as a whole;

•	pledges or deposits under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of indebtedness) or leases to which Lennar or any Restricted Subsidiary is a party, or deposits to secure public or statutory obligations of us or of any Restricted Subsidiary or deposits for the payment of rent, in each case incurred in the ordinary course of business;

•	Liens granted to any bank or other institution on the payments to be made to such institution by us or any Subsidiary pursuant to any interest rate swap or similar agreement or foreign currency hedge, exchange or similar agreement designed to provide protection against fluctuations in interest rates and currency exchange rates, respectively, provided that such agreements are entered into in, or are incidental to, the ordinary course of business;

•	Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set off or similar rights and remedies;

•	Liens arising from the Uniform Commercial Code financing statements regarding leases;

•	Liens securing indebtedness incurred to finance the acquisition, construction, improvement, development or expansion of a property which is given within 180 days of the acquisition, construction, improvement, development or expansion of such property and which is limited to such property;

•	Liens incurred in connection with Non-Recourse Indebtedness;

•	Liens existing on the Issue Date;

•	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded;

provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

•	Liens securing refinancing Indebtedness; provided that any such Lien does not extend to or cover any property or assets other than the property or assets securing Indebtedness so refunded, refinanced or extended;

•	easements, rights-of-way and other similar encumbrances incurred in the ordinary course of business and encumbrances consisting of zoning restrictions, licenses, restrictions on the use of property or minor imperfections in title thereto which, in the aggregate, are not material in amount, and which do not in any case materially detract from our properties subject thereto; and

•	any extensions, substitutions, modifications, replacements or renewals of the Permitted Liens described above.

      Notwithstanding the foregoing, we may, and any Restricted Subsidiary may, create, assume, incur or suffer to exist any Lien upon any of our properties or assets without equally and ratably securing the Notes if the aggregate amount of all Indebtedness then outstanding secured by such Lien and all other Liens which are not Permitted Liens, together with the aggregate net sales proceeds from all Sale-Leaseback Transaction which are not Permitted Sale Leaseback Transactions (as defined below), does not exceed 20% of Total Consolidated Stockholders’ Equity.

      Sale and Leaseback Transactions. We will not, nor will we permit any Restricted Subsidiary to, enter into any Sale-Leaseback Transaction, except for any of the following “Permitted Sale-Leaseback Transactions”:

•	a Sale-Leaseback Transaction involving the leasing by us or any Restricted Subsidiary of model homes in our communities;

•	a Sale-Leaseback Transaction relating to a property which occurs within 180 days from the date of acquisition of such property by us or a Restricted Subsidiary or the date of the completion of construction or commencement of full operations on such property, whichever is later;

•	a Sale-Leaseback Transaction where we, within 365 days after such Sale-Leaseback Transaction, apply or cause to be applied to the retirement of our or any Restricted Subsidiary’s Funded Debt (other than our Funded Debt which by its terms or the terms of the instrument pursuant to which it was issued is subordinate in right of payment to the Notes) proceeds of the sale of such property, but only to the extent of the amount of proceeds so applied;

•	a Sale-Leaseback Transaction where we or our Restricted Subsidiaries would, on the effective date of the relevant sale or transfer, be entitled, pursuant to the Indenture, to issue, assume or guarantee Indebtedness secured by a Lien upon the relevant property at least equal in amount to the then present value (discounted at the actual rate of interest of the Sale-Leaseback Transaction) of the obligation for the net rental payments in respect of such Sale-Leaseback Transaction without equally and ratably securing the Notes;

•	a Sale-Leaseback Transaction between (A) Lennar and a Restricted Subsidiary or (B) between Restricted Subsidiaries, so long as the lessor is Lennar or a wholly-owned Restricted Subsidiary; or

•	a Sale-Leaseback Transaction which has a lease of no more than three years in length.

      Notwithstanding the foregoing provisions, we may, and may permit any Restricted Subsidiary to, effect any Sale-Leaseback Transaction involving any real or tangible personal property which is not a Permitted Sale-Leaseback Transaction, provided that the aggregate net sales proceeds from all Sale-Leaseback Transactions which are not Permitted Sale-Leaseback Transactions, together with all Indebtedness secured by Liens other than Permitted Liens, does not exceed 20% of Total Consolidated Stockholders’ Equity.

Compliance Certificate

      We must deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers’ Certificate as to the signer’s knowledge of our compliance with all conditions and our covenants in the Indenture. The Officers’ Certificate also must state whether or not the signer knows of any Default or Event of Default. If the signer knows of such a Default or Event of Default, the Officers’ Certificate must describe the Default or Event of Default and the efforts to remedy it. For the purposes of this provision of the Indenture, compliance is determined without regard to any grace period or requirement of notice under the Indenture.

Events of Default and Remedies

      The following are Events of Default under the Indenture:

•	if we fail to pay any interest on the Notes continuing for 30 days after it was due;

•	if we fail to pay any principal or redemption price due with respect to the Notes;

•	our or any Restricted Subsidiary’s failure to fulfill an obligation to pay Indebtedness for borrowed money (other than Indebtedness which is non-recourse to us or any Restricted Subsidiary), which such failure shall have resulted in the acceleration of, or be a failure to pay at final maturity, Indebtedness aggregating more than $50 million;

•	our failure to perform any other covenant or warranty in the Indenture, continued for 30 days after written notice as provided in the Indenture;

•	final judgments or orders are rendered against us or any Restricted Subsidiary which require the payment by us or any Restricted Subsidiary of an amount (to the extent not covered by insurance) in excess of $50 million and such judgments or orders remain unstayed or unsatisfied for more than 60 days and are not being contested in good faith by appropriate proceedings; and

•	certain events of bankruptcy, insolvency or reorganization with respect to us or any Restricted Subsidiary.

      If an Event of Default has occurred and is continuing, the Trustee or the Holders of not less than 25% in principal amount of the Notes then outstanding may declare the principal amount of the Notes then outstanding and interest, if any, accrued thereon to be due and payable immediately. However, if we cure all defaults (except the nonpayment of the principal and interest due on any of the Notes that have become due by acceleration) and certain other conditions in the Indenture are met, with certain exceptions, such declaration may be annulled and past defaults may be waived by the Holders of a majority of the principal amount of the Notes then outstanding. In the case of certain events of bankruptcy or insolvency, the principal amount of the Notes will automatically become and be immediately due and payable.

      Within 90 days after a Trust Officer (as defined in the Indenture) has knowledge of the occurrence of a Default or any Event of Default, the Trustee must mail to all Holders notice of all Defaults or Events of Default known to a Trust Officer, unless such Default or Event of Default is cured or waived before the giving of such notice. However, except in the case of a payment default on any of the Notes, the Trustee will be protected in withholding such notice if and so long as a trust committee of directors and/or officers of the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders.

      The Holders of a majority in principal amount of the Notes then outstanding will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee with regard to the Notes, subject to certain limitations specified in the Indenture.

Modifications of the Indenture

      With the consent of the Holders of not less than a majority in principal amount of the Notes at the time outstanding, we and the Trustee may modify the Indenture or any supplemental indenture or the rights of the Holders of the Notes. However, without the consent of each Holder of Notes which is affected, we cannot:

•	extend the fixed maturity of any Note;

•	reduce the rate or extend the time for the payment of interest;

•	reduce the principal amount of any Note or the redemption price;

•	impair the right of a Holder to institute suit for the payment thereof; or

•	change the currency in which the Notes are payable.

      In addition, without the consent of the Holders of all of the Notes then outstanding, we cannot reduce the percentage of Notes the Holders of which are required to consent to any such supplemental indenture.

Global Securities

      The Notes will be issued in the form of one or more global securities (“Global Securities”) that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “Depositary”). Interests in the Global Securities will be issued only in denominations of $1,000 principal amount or integral multiples of that amount. Unless and until it is exchanged in whole or in part for securities in definitive form, a Global Security may not be transferred except as a whole to a nominee of the Depositary for such Global Security, or by a nominee of the Depositary to the Depositary or another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

Book-Entry System

      Initially, the Notes will be registered in the name of Cede & Co., the nominee of the Depositary. Accordingly, beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants.

      The Depositary has advised us and the underwriters as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the United States Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants (“Direct Participants”) deposit with the Depositary. The Depositary also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in such Direct Participants’ accounts, eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary’s book-entry system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to the Depositary and its Direct and Indirect Participants are on file with the SEC.

      Payments on the Notes registered in the name of the Depositary’s nominee will be made in immediately available funds to the Depositary’s nominee as the registered owner of the Global Securities. We and the Trustee will treat the Depositary’s nominee as the owner of such Notes for all other purposes as well. Therefore, neither we, the Trustee nor any paying agent has any direct responsibility or liability for the payment of any amount due on the Notes to owners of beneficial interests in the Global Securities. It is the Depositary’s current practice, upon receipt of any payment, to credit Direct Participants’ accounts on the payment date according to their respective holdings of beneficial interests in the Global Securities as shown on the Depositary’s records unless the Depositary has reason to believe that it will not receive payment. Payments by Direct and Indirect Participants to owners of beneficial interests in the Global Securities will be governed by standing instructions and customary practices, as is the case with Securities held for the accounts of customers in bearer form or registered in “street name.” Such payments will be the responsibility of such Direct and Indirect Participants and not of the Depositary, the Trustee or us.

      Notes represented by a Global Security will be exchangeable for Notes in definitive form of like tenor in authorized denominations only if:

•	the Depositary notifies us that it is unwilling or unable to continue as Depositary;

•	the Depositary ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

•	we, in our discretion, determine not to require all of the Notes to be represented by a Global Security and notify the Trustee of our decision.

Same-Day Settlement and Payment

      Settlement for the Notes will be made by the underwriters in immediately available funds. So long as the Depositary continues to make its Same-Day Funds Settlement System available to us, all payments on the Notes will be made by us in immediately available funds.

      Secondary trading in long-term notes and debentures of corporate issues is generally settled in clearing-house or next-day funds. In contrast, the Notes will trade in the Depositary’s Same-Day Funds Settlement System until maturity, and secondary market trading in the Notes; therefore, the Depositary will require that trades be settled in immediately available funds.

Concerning the Trustee

      J.P. Morgan Trust Company, N.A., as successor to First National Bank of Chicago, N.A., is the Trustee under the Indenture and will be appointed by us as the initial paying agent, registrar, custodian and calculation agent with regard to the Notes. We may maintain deposit accounts and conduct other banking transactions with the Trustee or its affiliates in the ordinary course of business. The Trustee serves as the trustee for our other outstanding public debt securities. The Trustee and its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Discharge of the Indenture

      We may satisfy and discharge our obligations under the Indenture with respect to the Notes by:

•	delivering to the Trustee for cancellation all outstanding Notes; or

•	depositing with the Trustee, after all outstanding Notes have become due and payable (or are by their terms to become due and payable within one year), whether at stated maturity, or otherwise, cash sufficient to pay all of the outstanding Notes and paying all other sums payable under the Indenture by us with respect to the Notes.

      Upon the deposit of such funds with the Trustee, the Indenture will, with certain limited exceptions, cease to be of further effect with respect to the Notes. The rights that would continue following the deposit of those funds with the Trustee are:

•	the remaining rights of registration of transfer, substitution and exchange of the Notes;

•	the rights of Holders under the Indenture to receive payments due with respect to the Notes and the other rights, duties and obligations of Holders, as beneficiaries with respect to the amounts, if any, so deposited with the Trustee; and

•	the rights, obligations and immunities of the Trustee under the Indenture.

Certain Definitions

      The following are definitions of certain of the terms used in the Indenture.

      “Consolidated Net Tangible Assets” means the total amount of assets which would be included on a consolidated balance sheet of Lennar and the Restricted Subsidiaries under GAAP (less applicable reserves and other properly deductible items) after deducting therefrom:

      (A) all short-term liabilities, i.e., liabilities payable by their terms less than one year from the date of determination and not renewable or extendable at the option of the obligor for a period ending more than one year after such date, and liabilities in respect of retiree benefits other than pensions for which the Restricted Subsidiaries are required to accrue pursuant to Statement of Financial Accounting Standards No. 106;

      (B) investments in subsidiaries that are not Restricted Subsidiaries; and

      (C) all assets reflected on our balance sheet as the carrying value of goodwill, trade names, trademarks, patents, unamortized debt discount, unamortized expense incurred in the issuance of debt and other intangible assets.

      “Default” means any event which upon the giving of notice or the passage of time, or both, would be an Event of Default.

      “Funded Debt” of any Person means all Indebtedness for borrowed money created, incurred, assumed or guaranteed in any manner by such person, and all Indebtedness, contingent or otherwise, incurred or assumed by such person in connection with the acquisition of any business, property or asset, which in each case matures more than one year after, or which by its terms is renewable or extendible or payable out of the proceeds of similar Indebtedness incurred pursuant to the terms of any revolving credit agreement or any similar agreement at the option of such person for a period ending more than one year after the date as of which Funded Debt is being determined. However, Funded Debt shall not include:

•	any Indebtedness for the payment, redemption or satisfaction of which money (or evidences of indebtedness, if permitted under the instrument creating or evidencing such indebtedness) in the necessary amount shall have been irrevocably deposited in trust with a trustee or proper depository either on or before the maturity or redemption date thereof;

•	any Indebtedness of such person to any of its subsidiaries or of any subsidiary to such person or any other subsidiary; or

•	any Indebtedness incurred in connection with the financing of operating, construction or acquisition projects, provided that the recourse for such indebtedness is limited to the assets of such projects.

      “Holder” means a Person in whose name a Note is registered on the Registrar’s books.

      “Indebtedness” means, with respect to us or any Subsidiary, and without duplication:

(a) the principal of and premium, if any, and interest on, and fees, costs, enforcement expenses, collateral protection expenses and other reimbursement or indemnity obligations in respect to all our or any Subsidiary’s indebtedness or obligations to any Person, including but not limited to banks and other lending institutions, for money borrowed that is evidenced by a note, bond, debenture, loan agreement, or similar instrument or agreement (including purchase money obligations with original maturities in excess of one year and noncontingent reimbursement obligations in respect of amounts paid under letters of credit);

(b) all our or any Subsidiary’s reimbursement obligations and other liabilities (contingent or otherwise) with respect to letters of credit, bank guarantees or bankers’ acceptances;

(c) all obligations and liabilities (contingent or otherwise) in respect of our or any Subsidiary’s leases required, in conformity with generally accepted accounting principles, to be accounted for as capital lease obligations on our balance sheet;

(d) all our or any Subsidiary’s obligations (contingent or otherwise) with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(e) all direct or indirect guaranties or similar agreements by us or any Subsidiary in respect of, and our or such Subsidiary’s obligations or liabilities (contingent or otherwise) to purchase or otherwise acquire, or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another Person of the kind described in clauses (a) through (d);

(f) any indebtedness or other obligations, excluding any operating leases we or any Subsidiary is currently (or may become) a party to described in clauses (a) through (d) secured by any Lien existing on property which is owned or held by us or such Subsidiary, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by us or such Subsidiary; and

(g) any and all deferrals, renewals, extensions and refinancing of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (a) through (f).

      “Lien” means any mortgage, pledge, lien, encumbrance, charge or security interest of any kind.

      “Non-Recourse Indebtedness” means any of our or any Restricted Subsidiary’s Indebtedness for which the holder of such Indebtedness has no recourse, directly or indirectly, to us or such Restricted Subsidiary for the principal of, premium, if any, and interest on such Indebtedness, and for which we are not or such Restricted Subsidiary is not, directly or indirectly, obligated or otherwise liable for the principal of, premium, if any, and interest on such Indebtedness, except pursuant to mortgages, deeds of trust or other security interests or other recourse, obligations or liabilities, in respect of specific land or other real property interests of us or such Restricted Subsidiary securing such indebtedness; provided, however, that recourse, obligations or liabilities solely for indemnities, covenants or breach of warranty representations or covenants in respect of Indebtedness will not prevent that Indebtedness from being classified as Non-Recourse Indebtedness.

      “Officers’ Certificate” when used with respect to us means a certificate signed by two of our officers (as specified in the Indenture), each such certificate will comply with Section 314 of the TIA and include the statements required under the Indenture.

      “Paying Agent” means the office or agency designated by us where the Notes may be presented for payment.

      “Person” means any individual, corporation, partnership, joint venture, joint-stock company, trust, unincorporated organization or government or any government agency or political subdivision.

      “Restricted Subsidiary” means any guarantor.

      “Sale-Leaseback Transaction” means a sale or transfer made by us or a Restricted Subsidiary of any property which is either (A) a manufacturing facility, office building or warehouse whose book value equals or exceeds 1% of Consolidated Net Tangible Assets as of the date of determination, or (B) another property (not including a model home) which exceeds 5% of Consolidated Net Tangible Assets as of the date of determination, if such sale or transfer is made with the agreement, commitment or intention of leasing such property to Lennar or a Restricted Subsidiary.

      “Senior Secured Credit Facilities” means the senior secured credit facilities dated as of May 3, 2000, as amended and restated through May 30, 2003 between Lennar and Bank One N.A., as administrative agent and the other lenders party thereto.

      “Subsidiary,” means (1) a corporation or other entity of which a majority in voting power of the stock or other interests is owned by us, by a Subsidiary or by us and one or more Subsidiaries or (2) a partnership, of which we or any Subsidiary is the sole general partner.

      “Total Consolidated Stockholders’ Equity” means, with respect to any date of determination, our total consolidated stockholders’ equity as shown on the most recent consolidated balance sheet that is contained or incorporated in the latest annual report on Form 10-K (or equivalent report) or quarterly report on Form 10-Q (or equivalent report) filed with the SEC, and is as of a date not more than 181 days prior to the date of determination, in the case of the consolidated balance sheet contained or incorporated in an annual report on Form 10-K, or 135 days prior to the date of determination, in the case of the consolidated condensed balance sheet contained in a quarterly report on Form 10-Q.

UNDERWRITING

      We have entered into an underwriting agreement with respect to the Notes with the underwriters listed below. Subject to certain conditions, each of the underwriters has severally agreed to purchase the principal amount of Notes indicated in the following table:

Principal Amount
Underwriter	of Notes

Banc of America Securities LLC	$100,000,000

Deutsche Bank Securities Inc.	100,000,000

Banc One Capital Markets, Inc.	25,000,000

Comerica Securities, Inc.	6,250,000

Credit Lyonnais Securities (USA) Inc.	6,250,000

SunTrust Capital Markets, Inc.	6,250,000

Wachovia Capital Markets, LLC	6,250,000

Total	$250,000,000

      The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Notes are subject to certain conditions, including the receipt of legal opinions relating to certain matters. The underwriters are committed to take and pay for all of the Notes being offered hereby if any are taken.

      The Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement and to certain dealers at that price less a concession not in excess of 0.300% of the principal amount of the Notes. The underwriters may allow to dealers, and those dealers may reallow to other dealers, a discount not in excess of 0.200% of the principal amount of the Notes. If all the Notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

      The Notes are a new issue of securities with no established trading market. The Notes will not be listed on any securities exchange or on an automated dealer quotation system. The underwriters may make a market in the Notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected.

      In connection with the offering of the Notes, certain of the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the underwriters may overallot in connection with the offering, creating a short position. In addition, the underwriters may bid for, and purchase, the Notes in the open market to cover short positions or to stabilize the price of the Notes. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels, but no representation is made hereby of the magnitude of any effect that the transactions described above may have on the market price of the Notes. The underwriters will not be required to engage in these activities, and may engage in these activities, and may end any of these activities at any time without notice.

      Our expenses of the offering, not including the underwriting discount, are estimated to be approximately $100,000.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

      In the ordinary course of their respective businesses, some of the underwriters and/or their affiliates have in the past and may in the future provide us with financial advisory and other services for which they have received, and in the future will receive, customary fees.

      We have agreed that, without the consent of Banc of America Securities LLC and Deutsche Bank Securities Inc., we will not offer to sell or sell any debt securities to the public from the date of this prospectus supplement through March 19, 2004.

      The underwriters or their affiliates have performed investment banking, commercial banking, dealer and advisory services for us or our affiliates from time to time, for which they have received customary fees and expenses. The underwriters or their affiliates may, from time to time, engage in transactions with and perform services for us or our affiliates in the ordinary course of their business. Banc of America Securities LLC, Deutsche Bank Securities Inc., Banc One Capital Markets, Inc., Comerica Securities, Inc., Credit Lyonnais Securities (USA) Inc. and Wachovia Securities, Inc. are each affiliated with one or more of our lenders. Affiliates of Banc Once Capital Markets, Inc., Comerica Securities, Inc. and Credit Lyonnais Securities (USA) Inc. are lenders under our Term Loan B due 2008 under our senior credit facility, the outstanding balance of which is being reduced with the proceeds of the offering. Because affiliates of the underwriters may receive in excess of 10% of the proceeds in the offering in connection with the Company’s repayment of the Term Loan B, the offering is being conducted in accordance with Rule 2710(c)(8) of the NASD Conduct rules.

      Certain underwriters will make the Notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between such underwriters and their customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from the underwriters based on transactions such underwriters conduct through the system. The underwriters will make the Notes available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

LEGAL MATTERS

      Clifford Chance US LLP, New York, New York, is passing on the validity of the Notes for us. Willkie Farr & Gallagher LLP, New York, New York, will pass upon certain legal matters relating to the offering of the Notes for the underwriters.

INDEPENDENT AUDITORS

      The consolidated financial statements and the related financial statement schedule of Lennar Corporation incorporated in this prospectus supplement by reference from Lennar Corporation’s Annual Report on Form 10-K for the fiscal year ended November 30, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

$970,000,000

LENNAR CORPORATION

Common Stock

Preferred Stock
Participating Preferred Stock
Depositary Shares
Debt Securities
and
Warrants

        We may from time to time offer our common stock, preferred stock (which we may issue in one or more series), participating preferred stock, depositary shares representing shares of preferred stock, debt securities (which we may issue in one or more series and which may or may not be guaranteed by some or all of our subsidiaries, other than our subsidiaries which are mortgage or title reinsurance companies) or warrants entitling the holders to purchase common stock, preferred stock, participating preferred stock, depositary shares or debt securities, at an aggregate initial offering price which will not exceed $970,000,000. We will determine when we sell securities, the amounts of securities we will sell and the prices and other terms on which we will sell them. We may sell securities to or through underwriters, through agents or directly to purchasers.

      We will describe in a prospectus supplement, which we will deliver with this prospectus, the terms of particular securities which we offer in the future. We may describe the terms of those securities in a term sheet which will precede the prospectus supplement.

      In each prospectus supplement we will include the following information:

•	The names of the underwriters or agents, if any, through which we will sell the securities;

•	The proposed amounts of securities, if any, which the underwriters will purchase;

•	The compensation, if any, of those underwriters or agents;

•	The major risk factors associated with the securities offered;

•	The initial public offering price of the securities;

•	Information about securities exchanges or automated quotation systems on which the securities will be listed or traded; and

•	Any other material information about the offering and sale of the securities.

      Our common stock is listed on the New York Stock Exchange under the symbol “LEN.”

      Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved the securities we may be offering or determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is October 9, 2001

FORWARD-LOOKING INFORMATION

      We make forward-looking statements about our business in our filings with the Securities and Exchange Commission. Although we believe the expectations reflected in those forward-looking statements are reasonable, it is possible they will prove not to have been correct, particularly given the cyclical nature of the market for new homes. Among the factors which can affect our future performance are changes in interest rates, changes in demand for homes in areas in which we are developing communities, the availability and cost of land suitable for residential development, changes in the costs of labor and materials, competition, environmental factors and changes in government regulations.

LENNAR

      We are one of the nation’s largest homebuilders and a provider of residential financial services. Our homebuilding operations include the sale and construction of single-family attached and detached homes, as well as the purchase, development and sale of residential land directly and through partnerships. Our financial services operations provide mortgage financing, title insurance and closing services for our homebuyers and others, package and resell residential mortgage loans, and provide high-speed Internet access, cable television, alarm installation and home monitoring services to residents of our communities and others.

      On May 3, 2000, we acquired U.S. Home Corporation in a transaction in which U.S. Home stockholders received a total of approximately $243 million in cash and 13 million shares of our common stock, which were valued at approximately $267 million at the time of the transaction. U.S. Home and its subsidiaries contributed 39.6% of our homebuilding revenues and 40.7% of our homebuilding expenses during the approximately seven months between the time we acquired them and the end of our fiscal year on November 30, 2000. U.S. Home and its subsidiaries contributed 31.2% of our homebuilding revenues and 31.9% of our homebuilding expenses for the entire fiscal year.

      Our strategy has included:

•	acquiring land at what we believe to be favorable prices through our own efforts and in partnerships;

•	acquiring companies or their assets as a way of expanding our homebuilding and financial services activities;

•	focusing our homebuilding activities on the fastest growing home markets;

•	using our financial services subsidiaries to generate additional earnings; and

•	emphasizing customer care and satisfaction.

      We are a Delaware corporation, with our principal executive offices at 700 N.W. 107th Avenue, Miami, Florida 33172. Our main telephone number at those offices is (305) 559-4000.

USE OF PROCEEDS

      Except as may be set forth in a particular prospectus supplement, we will add the net proceeds from sales of securities to our general corporate funds, which we may use to repay indebtedness, including indebtedness of our wholly-owned subsidiaries, for acquisitions, or for other general corporate purposes. While we are continuously involved in discussions about possible acquisitions, the only transaction we are discussing which currently appears probable would involve our payment of approximately $10 million, which would consist partly of cash and partly of shares of our common stock.

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended		Years Ended November 30,

	May 31,	May 31,
	2001	2000	2000	1999	1998	1997	1996

Ratio of earnings to fixed charges(1)	4.0x	2.9x	3.5x	4.7x	4.7x	2.2x	2.7x

Ratio of earnings to fixed charges (excluding limited-purpose finance subsidiaries)(1)	4.0x	2.9x	3.6x	4.8x	4.9x	2.3x	2.9x

(1)	For the purpose of calculating the ratio of earnings to fixed charges, “earnings” consist of income from continuing operations before income taxes plus “fixed charges” and certain other adjustments. “Fixed charges” consist of interest incurred on all indebtedness related to continuing operations (including amortization of original issue discount) and the implied interest component of our rent obligations. The implied interest component of rent obligations for years prior to 1998 was not material.

      There was no preferred stock outstanding for any of the periods shown above. Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends was identical to the ratio of earnings to fixed charges.

DESCRIPTION OF DEBT SECURITIES

      We will issue the debt securities under an indenture dated as of December 31, 1997 with Bank One Trust Company, N.A. (as successor in interest to The First National Bank of Chicago), as trustee, which we may supplement from time to time. The following paragraphs describe the provisions of the indenture. We have filed the indenture as an exhibit to our Registration Statement, File No. 333-73311, and you may inspect it as described under “Information We File” on page 10 or at the office of the trustee.

General

      The debt securities will be direct obligations of our company and may be either senior debt securities or subordinated debt securities. Some or all of the co-registrants under the registration statement which includes this prospectus (each our direct or indirect subsidiary) may guaranty our payment of debt securities issued under this prospectus. In addition, the debt securities may be secured by some or all of our subsidiaries. The indenture does not limit the principal amount of debt securities that we may issue. We may issue debt securities in one or more series. A supplemental indenture will set forth specific terms of each series of debt securities. There will be prospectus supplements relating to particular series of debt securities. Each prospectus supplement will describe:

•	the title of the debt securities and whether the debt securities are senior or subordinated debt securities;

•	any limit upon the aggregate principal amount of a series of debt securities which we may issue;

•	the date or dates on which principal of the debt securities will be payable and the amount of principal which will be payable;

•	the rate or rates (which may be fixed or variable) at which the debt securities will bear interest, if any, or contingent interest, if any, as well as the dates from which interest will accrue, the dates on which interest will be payable, the persons to whom interest will be payable, if other than the registered holders on the record date, and the record date for the interest payable on any payment date;

•	the currency or currencies in which principal, premium, if any, and interest, if any, will be paid;

•	whether our obligations with regard to the debt securities are guaranteed by some or all of our subsidiaries;

•	whether our obligations with regard to the debt securities are secured by shares of some or all of our subsidiaries;

•	the place or places where principal, premium, if any, and interest, if any, on the debt securities will be payable and where debt securities which are in registered form can be presented for registration of transfer or exchange;

•	any provisions regarding our right to prepay debt securities or of holders to require us to prepay debt securities;

•	the right, if any, of holders of the debt securities to convert them into common stock or other securities, including any contingent conversion provisions;

•	any provisions requiring or permitting us to make payments to a sinking fund which will be used to redeem debt securities or a purchase fund which will be used to purchase debt securities;

•	any index or formula used to determine the required payments of principal, premium, if any, or interest, if any;

•	the percentage of the principal amount of the debt securities which is payable if maturity of the debt securities is accelerated because of a default;

•	any special or modified events of default or covenants with respect to the debt securities; and

•	any other material terms of the debt securities.

      The indenture does not contain any restrictions on the payment of dividends or the repurchase of our securities or any financial covenants. However, supplemental indentures relating to particular series of debt securities may contain provisions of that type.

      We may issue debt securities at a discount from, or at a premium to, their stated principal amount. A prospectus supplement may describe federal income tax considerations and other special considerations applicable to a debt security issued with original issue discount or a premium.

      If the principal of, premium, if any, or interest, if any, with regard to any series of debt securities is payable in a foreign currency, then in the prospectus supplement relating to those debt securities, we will describe any restrictions on currency conversions, tax considerations or other material restrictions with respect to that issue of debt securities.

Form of Debt Securities

      We may issue debt securities in certificated or uncertificated form, in registered form with or without coupons or in bearer form with coupons, if applicable.

      We may issue debt securities of a series in the form of one or more global certificates evidencing all or a portion of the aggregate principal amount of the debt securities of that series. We may deposit the global certificates with depositaries, and the certificates may be subject to restrictions upon transfer or upon exchange for debt securities in individually certificated form.

Events of Default and Remedies

      An event of default with respect to each series of debt securities will include:

•	our default in payment of the principal of or premium, if any, on any debt securities of any series beyond any applicable grace period;

•	our default for 30 days or a period specified in a supplemental indenture, which may be no period, in payment of any installment of interest due with regard to debt securities of any series;

•	our default for 60 days after notice in the observance or performance of any other covenants in the indenture; and

•	certain events involving our bankruptcy, insolvency or reorganization.

      Supplemental indentures relating to particular series of debt securities may include other events of default.

      The indenture provides that the trustee may withhold notice to the holders of any series of debt securities of any default (except a default in payment of principal, premium, if any, or interest, if any) if the trustee considers it in the interest of the holders of the series to do so.

      The indenture provides that if any event of default has occurred and is continuing, the trustee or the holders of not less than 25% in principal amount of the series of debt securities then outstanding may declare the principal of and accrued interest, if any, on all the debt securities of that series to be due and payable immediately. However, if we cure all defaults (except the failure to pay principal, premium or interest which became due solely because of the acceleration) and certain other conditions are met, that declaration may be annulled and past defaults may be waived by the holders of a majority in principal amount of the series of debt securities then outstanding.

      The holders of a majority of the outstanding principal amount of a series of debt securities will have the right to direct the time, method and place of conducting proceedings for any remedy available to the trustee, subject to certain limitations specified in the indenture.

      A prospectus supplement will describe any additional or different events of default which apply to any series of debt securities.

Modification of the Indenture

      We and the trustee may:

•	without the consent of holders of debt securities, modify the indenture to cure errors or clarify ambiguities;

•	with the consent of the holders of not less than a majority in principal amount of the debt securities which are outstanding under the indenture, modify the indenture or the rights of the holders of the debt securities generally; and

•	with the consent of the holders of not less than a majority in outstanding principal amount of any series of debt securities, modify any supplemental indenture relating solely to that series of debt securities or the rights of the holders of that series of debt securities.

      However, we may not:

•	extend the fixed maturity of any debt securities, reduce the rate or extend the time for payment of interest, if any, on any debt securities, reduce the principal amount of any debt securities or the premium, if any, on any debt securities, impair or affect the right of a holder to institute suit for the payment of principal, premium, if any, or interest, if any, with regard to any debt securities, change the currency in which any debt securities are payable or impair the right, if any, to convert any debt securities into common stock or any of our other securities, without the consent of each holder of debt securities who will be affected; or

•	reduce the percentage of holders of debt securities required to consent to an amendment, supplement or waiver, without the consent of the holders of all the then outstanding debt securities or outstanding debt securities of the series which will be affected.

Mergers and Other Transactions

      We may not consolidate with or merge into any other entity, or transfer or lease our properties and assets substantially as an entirety to another person, unless (1) the entity formed by the consolidation or into which we are merged, or which acquires or leases our properties and assets substantially as an entirety, assumes by a supplemental indenture all our obligations with regard to outstanding debt securities and our other covenants under the indenture, and (2) with regard to each series of debt securities, immediately after giving effect to the transaction, no event of default, with respect to that series of debt securities, and no event which would become an event of default, will have occurred and be continuing.

Concerning the Trustee

      Bank One Trust Company, N.A., the trustee under the indenture, provides, and may continue to provide, loans and banking services to us in the ordinary course of its business.

Governing Law

      The indenture, each supplemental indenture, and the debt securities issued under them will be governed by, and construed in accordance with, the laws of New York State.

DESCRIPTION OF WARRANTS

      Each issue of warrants will be the subject of a warrant agreement which will contain the terms of the warrants. We will distribute a prospectus supplement with regard to each issue of warrants. Each prospectus supplement will describe, as to the warrants to which it relates:

•	the securities which may be purchased by exercising the warrants (which may be common stock, preferred shares, participating preferred shares, debt securities, depositary shares or units consisting of two or more of those types of securities);

•	the exercise price of the warrants (which may be wholly or partly payable in cash or wholly or partly payable with other types of consideration);

•	the period during which the warrants may be exercised;

•	any provision adjusting the securities which may be purchased on exercise of the warrants and the exercise price of the warrants in order to prevent dilution or otherwise;

•	the place or places where warrants can be presented for exercise or for registration of transfer or exchange; and

•	any other material terms of the warrants.

DESCRIPTION OF COMMON STOCK AND PREFERRED SHARES

      Our authorized capital stock consists of 100,000,000 shares of common stock, $0.10 par value, 30,000,000 shares of class B common stock, $0.10 par value, 100,000,000 shares of participating preferred stock, $0.10 par value, and 500,000 shares of preferred stock, $10.00 par value. At May 31, 2001, 54,018,069 shares of our common stock, 9,772,812 shares of our class B common stock and no shares of participating preferred stock or preferred stock were outstanding.

Preferred Stock

      We may issue preferred stock in series with any rights and preferences which may be authorized by our board of directors. We will distribute a prospectus supplement with regard to each series of preferred stock. Each prospectus supplement will describe, as to the preferred stock to which it relates:

•	the title of the series;

•	any limit upon the number of shares of the series which may be issued;

•	the preference, if any, to which holders of the series will be entitled upon our liquidation;

•	the date or dates on which we will be required or permitted to redeem shares of the series;

•	the terms, if any, on which we or holders of the series will have the option to cause shares of the series to be redeemed;

•	the voting rights of the holders of the preferred stock;

•	the dividends, if any, which will be payable with regard to the series (which may be fixed dividends or participating dividends and may be cumulative or non-cumulative);

•	the right, if any, of holders of the series to convert them into another class of our stock or securities, including provisions intended to prevent dilution of those conversion rights;

•	any provisions by which we will be required or permitted to make payments to a sinking fund which will be used to redeem shares of the series or a purchase fund which will be used to purchase shares of the series; and

•	any other material terms of the series.

      Holders of shares of preferred stock will not have preemptive rights.

Common Stock

      All the outstanding shares of our common stock are fully paid and nonassessable and are entitled to participate equally and ratably in dividends and in distributions available for the common stock on liquidation. Each share is entitled to one vote for the election of directors and upon all other matters on which the common stockholders vote. Holders of common stock are not entitled to cumulative votes in the election of our directors.

      The transfer agent and registrar for the common stock is EquiServe Trust Company, a wholly-owned subsidiary of EquiServe Limited Partnership of Canton, Massachusetts.

Class B Common Stock

      Our class B common stock is identical in every respect with our common stock, except that (a) each share of class B common stock is entitled to ten votes on each matter submitted to the vote of the common stockholders, while each share of common stock is entitled to only one vote, (b) the cash dividends, if any, paid with regard to a share of the class B common stock in a year cannot be more than 90% of the cash dividends, if any, paid with regard to a share of the common stock in that year, (c) a holder cannot transfer class B common stock, except to a limited group of Permitted Transferees (primarily close relatives of the class B stockholder, fiduciaries for the class B stockholder or for close relatives, and entities of which the class B stockholder or close relatives are majority owners), (d) each share of class B common stock may at any time be converted into one share of common stock, but common stock may not be converted into class B common stock, (e) amendments to provisions of our Certificate of Incorporation relating to the common stock or the class B common stock require the approval of a majority of the shares of common stock which are voted with regard to them (as well as approval of a majority in voting power of all the outstanding common stock and class B common stock combined), and (f) under Delaware law, certain matters affecting the rights of holders of class B common stock may require approval of the holders of the class B common stock voting as a separate class.

      At May 31, 2001, Leonard Miller, our Chairman, owned, through a family partnership, class B common stock which would be entitled to approximately 64% of the combined votes which could be cast by the holders of the common stock and the class B common stock. That gives Mr. Miller the power to elect all our directors and to approve most matters that are presented to our stockholders, even if no other stockholders vote in favor of them. Mr. Miller has no current intention to convert a significant number of shares of class B common stock into common stock, or to sell any common stock, although, unless otherwise stated in a particular prospectus supplement, he would be free to do so at any time.

      The existence of class B common stock, which has substantially greater voting rights than the common stock, probably would discourage non-negotiated tender offers and other types of non-negotiated takeovers, if any were contemplated. Mr. Miller’s ownership might discourage someone from making a significant equity investment in us, even if we needed the investment to meet our obligations and to operate our business. Mr. Miller’s ownership of class B common stock would make it impossible for anyone to acquire voting control of us as long as the total outstanding class B common stock is at least 10% of the combined common stock of both classes and we have no other class of stock which votes in the election of directors (if at any time the outstanding shares of class B common stock are less than 10% of the outstanding shares of both classes of common stock taken together, the class B common stock will automatically be converted into common stock).

DESCRIPTION OF PARTICIPATING PREFERRED STOCK

      Our participating preferred stock is identical with the common stock in every way, except that (a) no dividends may be paid with regard to the common stock in a calendar year until the holders of the participating preferred stock have received a total of $.0125 per share, then no dividends may be paid in that year with regard to the participating preferred stock until the holders of the common stock have received dividends totaling $.0125 per share, and then any additional dividends in the year will be paid on an equal per share basis to the holders of the participating preferred stock and of the common stock, (b) if we are liquidated, none of our assets may be distributed to the holders of the common stock until the holders of the participating preferred stock have received assets totaling $10 per share, then no assets may be distributed to the holders of the participating preferred stock until the holders of the common stock have received assets totaling $10 per share, and then any further liquidating distributions will be made on an equal per share basis to the holders of the participating preferred stock and of the common stock, and (c) holders of participating preferred stock will vote separately on corporate actions which would change the participating preferred stock or would cause the holders of the participating preferred stock to receive consideration in a merger or similar transaction which is different from the consideration received by the holders of the common stock.

DESCRIPTION OF DEPOSITARY SHARES

      We may issue depositary receipts representing interests in shares of particular series of preferred stock which are called depositary shares. We will deposit the preferred stock of a series which is the subject of depositary shares with a depositary, which will hold that preferred stock for the benefit of the holders of the depositary shares, in accordance with a deposit agreement between the depositary and us. The holders of depositary shares will be entitled to all the rights and preferences of the preferred stock to which the depositary shares relate, including dividend, voting, conversion, redemption and liquidation rights, to the extent of their interests in that preferred stock.

      While the deposit agreement relating to a particular series of preferred stock may have provisions applicable solely to that series of preferred stock, all deposit agreements relating to preferred stock we issue will include the following provisions:

      Dividends and Other Distributions. Each time we pay a cash dividend or make any other type of cash distribution with regard to preferred stock of a series, the depositary will distribute to the holder of record of each depositary share relating to that series of preferred stock an amount equal to the dividend or other distribution per depositary share the depositary receives. If there is a distribution of property other than cash, the depositary either will distribute the property to the holders of depositary shares in proportion to the depositary shares held by each of them, or the depositary will, if we approve, sell the property and distribute the net proceeds to the holders of the depositary shares in proportion to the depositary shares held by them.

      Withdrawal of Preferred Stock. A holder of depositary shares will be entitled to receive, upon surrender of depositary receipts representing depositary shares, the number of shares of the applicable series of preferred stock, and any money or other property, to which the depositary shares relate.

      Redemption of Depositary Shares. Whenever we redeem shares of preferred stock held by a depositary, the depositary will be required to redeem, on the same redemption date, depositary shares constituting, in total, the number of shares of preferred stock held by the depositary which we redeem, subject to the depositary’s receiving the redemption price of those shares of preferred stock. If fewer than all the depositary shares relating to a series are to be redeemed, the depositary shares to be redeemed will be selected by lot or by another method we determine to be equitable.

      Voting. Any time we send a notice of meeting or other materials relating to a meeting to the holders of a series of preferred stock to which depositary shares relate, we will provide the depositary with sufficient copies of those materials so they can be sent to all holders of record of the applicable depositary shares, and the depositary will send those materials to the holders of record of the depositary shares on the record date for the meeting. The depositary will solicit voting instructions from holders of depositary shares and will vote or not vote the preferred stock to which the depositary shares relate in accordance with those instructions.

      Liquidation Preference. Upon our liquidation, dissolution or winding up, the holder of each depositary share will be entitled to what the holder of the depositary share would have received if the holder had owned the number of shares of preferred stock which is represented by the depositary share.

      Conversion. If shares of a series of preferred stock are convertible into common stock or other of our securities or property, holders of depositary shares relating to that series of preferred stock will, if they surrender depositary receipts representing depositary shares and appropriate instructions to convert them, receive the shares of common stock or other securities or property into which the number of shares of preferred stock to which the depositary shares relate could at the time be converted.

      Amendment and Termination of a Deposit Agreement. We and the depositary may amend a deposit agreement, except that an amendment which materially and adversely affects the rights of holders of depositary shares, or would be materially and adversely inconsistent with the rights granted to the holders of the preferred stock to which they relate, must be approved by holders of at least two-thirds of the outstanding depositary shares. No amendment will impair the right of a holder of depositary shares to surrender the depositary receipts evidencing those depositary shares and receive the preferred stock to which they relate, except as required to comply with law. We may terminate a deposit agreement with the consent of holders of a majority of the depositary shares to which it relates. Upon termination of a deposit agreement, the depositary will make the shares of preferred stock to which the depositary shares issued under the deposit agreement relate available to the holders of those depositary shares. A deposit agreement will automatically terminate if:

•	all outstanding depositary shares to which it relates have been withdrawn, redeemed or converted or

•	the depositary has made a final distribution to the holders of the depositary shares issued under the deposit agreement upon our liquidation, dissolution or winding up.

      Miscellaneous. There will be provisions (i) requiring the depositary to forward to holders of record of depositary shares any reports or communications from us which the depositary receives with respect to the preferred stock to which the depositary shares relate, (ii) regarding compensation of the depositary, (iii) regarding resignation of the depositary, (iv) limiting our liability and the liability of the depositary under the deposit agreement (usually to failure to act in good faith, gross negligence or willful misconduct) and (v) indemnifying the depositary against certain possible liabilities.

LEGAL MATTERS

      Clifford Chance Rogers & Wells LLP, 200 Park Avenue, New York, New York 10166, will pass upon the validity of any securities we offer by this prospectus. If the validity of any securities is also passed upon by counsel for the underwriters of an offering of those securities, that counsel will be named in the prospectus supplement relating to that offering.

EXPERTS

      The financial statements as of November 30, 2000 and 1999, and for each of the three years in the period ended November 30, 2000, and the related financial statement schedule incorporated by reference into this prospectus and the registration statement of which it is a part have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing in and incorporated by reference in our Annual Report on Form 10-K for the year ended November 30, 2000, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      The consolidated financial statements and schedules of U.S. Home Corporation incorporated by reference in this prospectus and the registration statement of which it is a part from U.S. Home’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included in reliance upon the authority of said firm as experts in giving said reports.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      We are incorporating by reference in this prospectus the following documents which we have previously filed with the Securities and Exchange Commission under the File Number 1-11749 or U.S. Home Corporation has previously filed with the Securities and Exchange Commission under the File Number 1-05899:

(a)	our Annual Reports on Form 10-K and form 10-K/ A for the fiscal year ended November 30, 2000;

(b)	our Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2001;

(c)	our Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2001;

(d)	our Current Report on Form 8-K dated May 2, 2000;

(e)	our Current Report on Form 8-K/ A dated June 30, 2000;

(f)	our Current Report on Form 8-K dated April 3, 2001;

(g)	our Current Report on Form 8-K dated April 4, 2001;

(h)	our Current Report on Form 8-K dated October 5, 2001;

(i)	our Definitive Proxy Statement dated March 9, 2001;

(j)	the description of our common stock contained in our registration statement under Section 12 of the Securities Exchange Act of 1934, as amended, as that description has been altered by amendment or reports filed for the purpose of updating that description; and

(k)	U.S. Home Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

      Whenever after the date of this prospectus we file reports or documents under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, those reports and documents will be deemed to be part of this prospectus from the time they are filed. If anything in a report or document we file after the date of this prospectus changes anything in it, this prospectus will be deemed to be changed by that subsequently filed report or document beginning on the date the report or document is filed.

      We will provide to each person, including any beneficial owner, to whom a copy of this prospectus is delivered a copy of any or all of the information that has been incorporated by reference in this prospectus, but not delivered with this prospectus. We will provide this information at no cost to the requestor upon written or oral request addressed to Lennar Corporation, 700 Northwest 107th Avenue, Miami, Florida 33172, attention: Director of Investor Relations (telephone: 305-559-4000).

INFORMATION WE FILE

      We file annual, quarterly and current reports, proxy statements and other materials with the SEC. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers (including us) that file electronically with the SEC. The address of that site is http://www.sec.gov. Reports, proxy statements and other information we file also can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

$250,000,000

Lennar Corporation

Senior Floating-Rate Notes due 2009

PROSPECTUS SUPPLEMENT

March 12, 2004

Joint Book-Running Managers

Banc of America Securities LLC

Deutsche Bank Securities

Senior Co-Manager

Banc One Capital Markets, Inc.

Comerica Securities

Credit Lyonnais Securities (USA)

SunTrust Robinson Humphrey

Wachovia Securities